Mail Stop 3561

February 15, 2007

Via U.S. Mail & Facsimile (650) 752-3604
Mr. David Hannah
Chief Executive Officer
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, CA 90071

> **Re:**   **Reliance Steel & Aluminum Co.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 9, 2007**
> **File No. 333-139790**

Dear Mr. Hannah:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1. We note your response to our oral comment of January 8, 2006. Please file the supporting legal opinions for Chatham Steel Corporation and Phoenix Corporation with your next amendment.

2. In addition, please revise your legal opinion to include all, and not just some, of the subsidiary guarantors and relevant legal opinions you are relying on, or advise.

Exhibit 5.2

3. Please refer to page 3. Please delete the first paragraph. It is inappropriate to qualify your opinion by stating that you are not necessarily familiar with all of the Connecticut Guarantor's affairs.

4. Please refer to page 3. Please delete the last paragraph that begins with "This opinion is furnished…" You may not limit reliance on the opinion.

Exhibit 5.3

5. Please refer to page 2. Please delete assumption (g). Assuming that Precision Strip, Inc. and Precision Strip Transport, Inc. have received adequate consideration is an impermissible statement that qualifies your opinion.

6. Please refer to page 3. Please delete assumption (i), or advise why the laws of other jurisdictions are relevant to your opinion.

7. Please refer to page 3. Please delete assumption (j). You are entitled to rely on officer's certificates as to facts if it seems prudent to do so.

8. Please refer to page 3. Please either delete item (f) in the paragraph that begins with "We express no opinion as to…" or direct us to the section in the Indenture that you believe requires this provision.

9. Please refer to page 3. Item (g) in paragraph that begins with "We express no opinion as to…" is an impermissible statements that qualify your opinion. Please delete the item.

10. Please refer to page 4. In the second full paragraph, please delete the last sentence which begins with "Except as expressly provided in the previous sentence…" You may not limit reliance on the opinion.

Exhibit 5.4

11. Please refer to page 2. Please delete the second sentence in the paragraph which begins with "The above documents constitute…" It is inappropriate to quality your opinion by stating that you have no knowledge of the present assets, liabilities, or operations of the guarantors.

12. Please refer to page 2. Please either delete assumption 1(v) and 1(vii) or revise to except AMI Metals, Inc. and Siskin Steel & Supply Company, Inc. from each assumption.

13. Please refer to page 3. Please delete assumptions 3, 4, and 5. You are entitled to rely on officer's certificates as to facts if it seems prudent to do so.

Exhibit 5.5

14. Please refer to page 1. Please delete the second paragraph, which cross-references a legal analysis not in the opinion itself.

15. Please refer to page 2. Please delete the first two sentences of the last paragraph. You may not limit reliance on the opinion.

Exhibit 5.6

16. Please refer to page 2. Please delete the paragraph which begins with "As special counsel to A&S…". It is inappropriate to qualify your opinion by stating that you are not necessarily familiar with all of A&S's affairs.

17. Please refer to page 3. Please delete the second-to-last paragraph. You may not limit reliance on the opinion.

Exhibit 5.7

18. Please refer to page 2. Please delete the last sentence of the opinion under qualification 3.c. You may not limit reliance on the opinion.

Exhibit 5.8

19. Please refer to pages 1 and 2. Please delete assumptions (i), (vii), and (viii). You are entitled to rely on officer's certificates as to facts if it seems prudent to do so.

20. Please refer to pages 1 and 2. Please either delete assumption (vi) or revise to except the Georgia Guarantor from the assumption.

21. Please refer to page 2. Please delete qualification (c). Stating that your opinion is based exclusively on the review of certificates of good standing is an impermissible statement that qualifies your opinion.

Exhibit 5.9

22. Please refer to pages 1 and 2. Please delete assumptions (i), (vii), and (viii). You are entitled to rely on officer's certificates as to facts if it seems prudent to do so.

23. Please refer to page 1. Please either delete assumption (vi) or revise to except the Illinois Guarantors from the assumption.

24. Please refer to page 2. Please delete qualification (c). Stating that your opinion is based exclusively on the review of certificates of good standing is an impermissible statement that qualifies your opinion.

Exhibit 5.10

25. Please refer to page 2. Please delete the paragraph which begins with "As special counsel to Pennsylvania Guarantors…". It is inappropriate to qualify your opinion by stating that you are not necessarily familiar with all of Pennsylvania Guarantors' affairs.

26. Please refer to page 3. Please delete the second-to-last paragraph of the opinion. You may not limit reliance on the opinion.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (650) 752-3604
        Alan Denenberg, Esq.
        Davis Polk & Wardwell